April 5, 2007

Via facsimile 646.536.2923 and U.S. Mail

Mr. Seth D. Krauss
General Counsel
Take Two Interactive Software, Inc.
622 Broadway, 6th Floor
New York, NY 10012

Re: **Take Two Interactive Software, Inc.**
        Form 8-K
        Filed April 4, 2007
        File No. 000-29230

Dear Mr. Krauss:

We have reviewed the above-captioned filing, and have the following comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K

1.   The disclosure in Item 5.02 indicates, "At a meeting of the new Board held on March 29, 2007 immediately after the Annual Meeting (the "Board Meeting"), the size of the Board was expanded by one and the newly created vacancy was filled by Grover C. Brown…" The term "Board Meeting" has not been defined in a manner that indicates whether security holders other than Board members were in attendance. The disclosure in Item 5.03 further explains the Board approved the adoption of the amended and restated by-laws at the same Board Meeting that occurred "immediately after" the Annual Meeting. Advise us, with a view toward revised disclosure, whether security holders other than any now-sitting Board members were in attendance at the Board Meeting. To the extent that no security holders other than any now-sitting Board members were present at the Board Meeting were present, explain to us <u>when</u> and <u>how</u> the Board was furnished with the requisite consent to undertake the corporate actions finalized at the Board Meeting. Conversely, if security holders other than the now-sitting Board members were in attendance at the Board meeting, please explain to us what consideration Take Two has given to filing and disseminating a Schedule 14C information statement to its security holders. See Rule 14c-2 of Regulation 14C.

<u>Closing Comments</u>

As appropriate, please revise your filing and respond to this comment within 10 business days. Take Two may wish to provide us with marked copies of any revised filing to expedite our review. Please furnish a cover letter together with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the Form 8-K to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.

In connection with responding to our comment, please provide, in writing, a statement from Take Two acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me in the Office of Mergers and Acquisitions at 202.551.3266.

Sincerely,

Nicholas P. Panos
Special Counsel
Office of Mergers &
Acquisitions